                                     [LOGO]

                                                                  Exhibit 99.2

                                                                  EXHIBIT "B"


                    FOR:                      BIOVAIL CORPORATION INTERNATIONAL

                    APPROVED BY:              Eugene Melnyk
                                              Chairman of the Board
                                              Bob Podruzny
                                              Chief Financial Officer
     FOR IMMEDIATE RELEASE                    (416) 285-6000

                    CONTACT: Investor Relations: Donna Stein/ Courtney Levi/Cindy Hintelmann
                                              Press: Michael McMullan
                                              Morgen-Walke Associates
                                              (212) 850-5600

         BIOVAIL CORPORATION INTERNATIONAL RECEIVES PATENT ON DILTIAZEM
            DELIVERY SYSTEM - TIAZAC(R) PATENT VALID UNTIL JUNE 2013

     TORONTO, Canada, July 22, 1996 --- Biovail Corporation International (AMEX, TSE:BVF) today announced that it has been issued a U.S. patent covering the use of an extended release drug delivery system for Diltiazem and salt thereof. Patent number 5,529,791 applies to beads containing Diltiazem and a wetting agent being coated with a microporous membrane comprising a water-soluble polymer.

     In accordance with the Food and Drug Administration (FDA) regulations, Biovail has filed relevant information concerning the Company's controlled release formulation requesting that the FDA publish the patent information provided in its List of Approved Drug Products (the Orange Book).

     Eugene Melnyk, Chairman of the Board of Biovail Corporation, stated, "We are pleased with this newest development concerning Tiazac(R) and wish to applaud the efforts of Messrs. Baudier, DeBoeck and their team of scientists. This patent, which expires in June of 2013, provides further protection of our recently acquired technologies developed by Galephar, Puerto Rico Inc., Ltd."

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

                                     # # #


                                     [LOGO]